Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

ISLAND GOLD PROJECT UPDATE
INFORMATION CONCERNING EAST AMPHI PROJECT

MONTREAL, May 24, 2006 - Richmont Mines Inc. (TSX/AMEX: RIC) announces an update of exploration work completed as of April 30, 2006 on the Island Gold Project and its plans for the remainder of the year and also announces information relating to the technical report dated March 8, 2006 filed by Richmont in respect of the East Amphi Project (the "East Amphi Technical Report").

Island Gold Project

The Autorité des marchés financiers (the "AMF") has requested that Richmont update the technical report as at December 31, 2005 in respect of the Island Gold Project in order to comply with paragraph 2(f) of section 4.2 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Richmont has undertaken to file such a technical report prepared by an internal qualified person within 45 days of the filing of its final short form prospectus for the issue of 3,100,000 common shares for gross proceeds of $15,190,000 as announced in its press release of May 8, 2006. Richmont has also undertaken to file a new current technical report in respect of the Island Gold Project to be prepared by an independent qualified person by no later than November 30, 2006. In addition, the Roscoe Postle & Associates technical report in respect of the Island Gold Project dated November 29, 2004 (the "Island Gold Technical Report") re-addressed to Richmont and filed on SEDAR on May 12, 2006 is not accompanied by an updated certificate or letter of consent as required under NI 43-101 as it was initially addressed to Patricia Mining Corp. pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects as it was prior to its replacement by NI 43-101 on December 30, 2005.

As per the Joint Venture Agreement dated August 28, 2003, Richmont became the operator of the Island Gold Project as of January 1, 2005, having elected to invest up to $10 million in the project in order to advance it towards commercial production. Richmont earned its 55% interest in in the Joint Venture in the fourth quarter of 2005. Richmont will be entitled to receive 70% of the cash flow from future operations until it recovers its initial $10 million investment.

In 2005, 7,903 metres of underground drilling were performed on the Island Zone with the objective of increasing the confidence level of the mineral resources. Following this work, Richmont completed an internal update of the Mineral Resource Estimate for the Island Zone. This internal update of the Mineral Resource Estimate has not been filed on SEDAR as Richmont is of the opinion that such update does not demonstrate a material change to the results of the previous Mineral Resource Estimate contained in the Island Gold Technical Report. The results of such internal update of the Mineral Resource Estimate for the Island Zone and the results of the previous Mineral Resource Estimate contained in the Island Gold Technical Report are set forth in the tables below.

RICHMONT MINES INC. ESTIMATE*
DECEMBER 31, 2005
	Measured			Indicated			Inferred
Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		g/t Au			g/t Au			g/t Au
C	18,101	11.57	6,733	66,345	11.01	23,485	64,745	12.89	26,832
D	6,683	9.17	1,970	77,468	12.32	30,685	69,001	14.43	32,012
D1	1,234	10.09	400	23,424	14.04	10,574	51,070	11.62	19,079
E	-	-	-	79,185	10.27	26,146	109,340	10.91	38,353
E1	3,259	11.04	1,157	48,258	9.75	15,127	57,872	10.98	20,430
Total	29,277	10.90	10,261	294,680	11.19	106,016	352,028	12.08	136,705

ROSCOE POSTLE ASSOCIATES ESTIMATE*
NOVEMBER 29, 2004
	Measured			Indicated			Inferred
Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		g/t Au			g/t Au			g/t Au
C	-	-	-	118,000	10.00	37,938	61,000	15.20	29,810
D	-	-	-	57,000	14.20	26,023	32,000	16.20	16,667
D1	-	-	-	13,000	11.50	4,807	18,000	17.00	9,838
E	-	-	-	76,000	14.60	35,674	43,000	11.70	16,175
E1	-	-	-	8,000	12.10	3,112	121,000	11.10	43,182
Total	-	-	-	272,000	12.30	107,554	275,000	13.10	115,672

* Same Technical Parameters except:

RIC: Cut off grade of 5 g/t Au and true thickness of 1.5 metres
RPA: Cut off grade of 6 g/t Au RPA and True thickness of 1.0 metre RPA

Please note that this mineral resources estimate is only an estimate of the Island Deposit. It does not include any of the resources in the Goudreau and Lochalsh properties. The mineral resources estimate for these properties will be revised once drilling has been completed.

In 2006, the ongoing exploration program totalled 7,847 metres of underground drilling, mainly in the Island Zone. The ramp has reached a vertical depth of 290 meters and drilling from this elevation will be initiated in order to test the extension of the deposit at depth. The underground drilling program currently under way will continue until the end of August 2006. The lateral extensions and extensions at depth of the Island Zone will be tested by more than 12,000 metres of drilling. The zone remains open at depth, and the sector between the elevations -290 to -400 metres will be investigated. The drilling program will also be carried out in order to verify the Island North Zone.

A surface drilling program was initiated in the first quarter of 2006 on the Goudreau Property, located east of the Island Zone. A total of 10 holes were drilled and results of the three holes received to date were published in our news release dated May 5, 2006. The surface drill has now moved to the Lochalsh Zone, west of the Island Zone, where five holes are planned. Only one hole is completed to date and no results are available as of the date hereof. This 12,000 meters surface exploration program should be completed by the end of August 2006.

Test mining will also be performed in the coming months in order to complete the selection of appropriate mining methods and to evaluate technical parameters such as grade, dilution, production rates and minimum mining widths. The purpose of this underground exploration program is to confirm the interpretation of the ore zones in preparation for the calculation of reserves and resources by an independent qualified person as provided for in NI 43-101. The calculation of reserves and resources will be initiated once the program is completed and a final technical report in respect of the Island Gold Project will be made available before the end of November 2006.

Richmont plans to start commissioning the on-site 650 t/d mill at the end of July 2006 by processing development ore. Also, ore from mining stopes should be processed during the third quarter of 2006. These results will also be integrated into the technical report to be prepared in respect of the Island Gold Project. The objective of the Joint Venture is to advance the Island Gold Project into commercial production before the end of 2006.

East Amphi Technical Report

Richmont also announces that the Technical Report dated March 8, 2006 filed by Richmont in respect of the East Amphi Project (the "East Amphi Technical Report") was prepared by Jules Riopel, M.Sc, P. Geo, MBA, an employee of Richmont. Mr. Riopel is a "qualified person" within the meaning of NI 43-101 but, as an employee of Richmont, is not "independent" within the meaning of NI 43-101. Because as at the date of the East Amphi Technical Report Richmont was not a "producing issuer" within the meaning of NI 43-101, the East Amphi Technical Report was required to be prepared by an independent qualified person. Richmont was not a producing issuer at such time since its gross revenues derived from mining operations for its financial year ended December 31, 2005 were less than $30 million, although its gross revenues derived from mining operations were over $100 million in the aggregate for its three most recently completed financial years.

Preparation of the East Amphi Technical Report was commenced in July 2005 (at which time Richmont was a producing issuer) in accordance with Regulation 43-101 - Standards of Disclosure for Mineral Projects as it was prior to its replacement on December 30, 2005 by NI 43-101. Consequently, the East Amphi Technical Report is deficient in not having been prepared (i) by an independent qualified person and (ii) in the form prescribed by NI 43-101.

On May 12, 2006, Richmont and Mr. Riopel respectively undertook in favour of the AMF to modify the East Amphi Technical Report to conform with NI 43-101 and to re-file such report with the related certificate and consent prior to the filing by Richmont of a final short form prospectus in connection with the public offering of common shares announced by it on May 12, 2006. Such modified technical report was filed on SEDAR on May 18, 2006. In addition, Richmont undertook to have prepared and publicly filed as soon as is practicably possible a letter, certificate and consent signed by an independent qualified person certifying that the contents of the East Amphi Technical Report are in conformity with NI 43-101. Such letter, certificate and consent were prepared as required and delivered to the AMF on May 24, 2006.

Martin Rivard
President and Chief Executive Officer
Richmont Mines Inc.

Jules Riopel, M. Sc., MBA, Geology and Exploration Manager for Richmont, a qualified person as defined by NI 43-101 has reviewed the contents of this News Release.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont's Annual Information Form, Annual Report and periodic reports.

For more information, please contact:

Richmont Mines Inc.
Julie Normandeau
Investor Relations

Telephone: (514) 397-1410
Fax: (514) 397-8620

Ticker symbol: RIC Listings: TSX - Amex

Web Site: www.richmont-mines.com